FORM C Electronic Signature on Behalf of ==Company==

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

==Company==: Got Produce Franchising USA Inc

TIN: 81-4747768

_____

Fiscal Year End (mm/dd) _12_/_31_

By:

_____
Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO

_Deborah Walliser_____
Print Name
CEO

_____
Signature
CEO

__12/6/2017_____
Date

PRINCIPAL FINANCIAL OFFICER/TREASURER

__Deborah Walliser_____
Print Name
Principal Financial Officer/Treasurer


_____
Signature
Principal Financial Officer/Treasurer

__12/6/2017_____
Date

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

_Deborah Walliser _____
Print Name
Principal Accounting Officer/Comptroller


_____
Signature
Principal Accounting Officer/Comptroller

__12/6/2017_____
Date

Certification of a majority of the Board of Directors:

_Deborah Walliser_____
Print Name

_____
Signature

__12/6/2017_____
Date

Tom Rogers_____
Print Name

_____
Signature

12/6/2017
_____
Date